Exhibit 99.1

STAR BULK CARRIERS CORP. ANNOUNCES THE LAUNCH OF TWO SEPARATE ATM EQUITY OFFERINGS FOR UP TO AN AGGREGATE OF $150.0 MILLION OF COMMON SHARES OF THE COMPANY

ATHENS, GREECE, July 1, 2021 – Star Bulk Carriers Corp. (the "Company" or "Star Bulk") (Nasdaq: SBLK) today announced the Company entered into (i) a Sales Agreement dated July 1, 2021, with Deutsche Bank Securities ("Deutsche Bank") for the offer and sale of up to $75.0 million of common shares of the Company and (ii) a Sales Agreement dated July 1, 2021, with Jefferies LLC ("Jefferies" and together with Deutsche Bank, the "Sales Agents") for the offer and sale of up to $75.0 million of common shares of the Company.
In accordance with the terms of each of the sales agreements described above, the Company may offer and sell its common shares at any time and from time to time through the Sales Agents, as agent or principal.  Sales of the Company's common shares, if any, may be made by any method permitted by law deemed to be an "at the market offering" as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended.  The Sales Agents are not required to sell any specific number or dollar amount of securities, but will act as the Company's sales agents using commercially reasonable efforts consistent with their normal trading and sales practices, on mutually agreed terms between the Company and the Sales Agents. The Company will submit orders to not more than one of Deutsche Bank or Jefferies relating to the sale of its common shares on any given day.
The Company intends to use the net proceeds from the sale of the securities in these offerings for capital expenditures, working capital, debt repayment, funding for vessel and other asset or share acquisitions or for other general corporate purposes, or a combination thereof.  The Company has no intention to start sales under either of the two offerings immediately.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.  The two at-the-market (ATM) equity offerings are being made by means of separate prospectus supplements and the accompanying prospectuses, in accordance with the terms of separate at-the-market sales agreements. Two separate prospectus supplements relating to each of the offerings have been filed with the Securities and Exchange Commission. Copies of the prospectus and prospectus supplement relating to the offering with Deutsche Bank may be obtained from the offices of Deutsche Bank Securities Inc., Attention: Prospectus Department, 60 Wall Street, New York NY, 10005, by telephone at 1-800-503-4611 or by email at prospectus.cpdg@db.com.  Copies of the prospectus and prospectus supplement relating to the offering with Jefferies may be obtained from the offices of Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, by telephone: 1-877-821-7388 or by email: Prospectus_Department@Jefferies.com.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, minerals and grain, and minor bulks, which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Oslo, New York, Limassol and Singapore. Its common stock trades on the Nasdaq Global Select Market under the symbol "SBLK". Star Bulk operates a fleet of 128 vessels, with an aggregate capacity of 14.1 million dwt, consisting of 17 Newcastlemax, 22 Capesize, 2 Mini Capesize, 7 Post Panamax, 41 Kamsarmax, 2 Panamax, 20 Ultramax and 17 Supramax vessels with carrying capacities between 52,425 dwt and 209,537 dwt.

Forward-Looking Statements

Matters discussed in this press release may constitute forward looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, "believe," "expect," "anticipate," "estimate," "intend," "plan," "targets," "projects," "likely," "would," "could," "should," "may," "forecasts," "potential," "continue," "possible" and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by our management of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include general dry bulk shipping market conditions, including fluctuations in charter rates and vessel values; the strength of world economies; the stability of Europe and the Euro; fluctuations in interest rates and foreign exchange rates; the impact of the expected discontinuance of the London Interbank Offered Rate, or LIBOR, after 2021 on interest rates of our debt that reference LIBOR; business disruptions due to natural disasters or other disasters outside our control, such as the ongoing global outbreak of the novel coronavirus ("COVID-19"); the length and severity of epidemics and pandemics, including COVID-19 and its impact on the demand for seaborne transportation in the dry bulk sector; changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of newbuildings under construction; the potential for technological innovation in the sector in which we operate and any corresponding reduction in the value of our vessels or the charter income derived therefrom; changes in our operating expenses, including bunker prices, dry docking, crewing  and insurance costs; changes in governmental rules and regulations or actions taken by regulatory authorities; potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions; the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance ("ESG") policies; general domestic and international political conditions or events, including "trade wars"; the impact on our common shares and reputation if our vessels were to call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments; potential disruption of shipping routes due to accidents or political events; the availability of financing and refinancing; the failure of our contract counterparties to meet their obligations; our ability to meet requirements for additional capital and financing to grow our business; the impact of our indebtedness and the compliance with the covenants included in our debt agreements; vessel breakdowns and instances of off-hire; potential exposure or loss from investment in derivative instruments; potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management and our ability to complete acquisition transactions as and when planned. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts

Company:
Simos Spyrou, Christos Begleris
Co ‐ Chief Financial Officers
Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Ag. Konstantinou Av.
Maroussi 15124
Athens, Greece
Email: info@starbulk.com
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661‐7566
E‐mail: starbulk@capitallink.com
www.capitallink.com